November 20, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

CF/AD5

100 F Street, N.E.

Washington, D.C. 20549

RE:	YRC Worldwide Inc.

File No. 000-12255

Form 10-K: For the Fiscal Year Ended December 31, 2008

Form 10-Q: For the Quarter Ended March 31, 2009

Form 10-Q: For the Quarter Ended June 30, 2009

Dear Mr. Shenk:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 30, 2009 (“Comment Letter”) regarding the YRC Worldwide Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the quarter ended March 31, 2009, and Form 10-Q for the quarter ended June 30, 2009. For your convenience, we have included the text of the Staff’s comments from the Comment Letter in bold text and have numbered the Company’s responses to correspond with the Staff’s comments.

Form 10-K: For the fiscal year ended December 31, 2008

Cover Page.

1.	In future filings, please disclose the name of each exchange on which securities registered pursuant to Section 12(b) of the Act are registered. Refer to Form 10-K.

In our Form 10-K for the fiscal year ended December 31, 2009, we will disclose the name of each exchange on which securities of the Company are registered pursuant to Section 12(b) of the Act. Currently, the Company’s common stock is listed on The NASDAQ Stock Market LLC.

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November 20, 2009

Item 6. Selected Financial Data, page 17.

2.	Please disclose how “operating ratio” is computed and what the measure represents, and ensure that the components of the calculation are transparent.

With the intent of timely responding to your comment, we have included disclosure on the computation of this ratio in our third quarter 2009 Form 10-Q filed with the Commission on November 9, 2009.

Operating ratio is calculated by dividing total operating expenses by operating revenue and expressing the result as a percentage. We believe this is a common metric in the transportation industry. The components of the calculation are found on the statements of consolidated operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow Measurements, page 32.

3.	In regard to your presentation of “free cash flow,” please include the limitation that the measure does not necessarily represent cash flow available for discretionary expenditures, as it does not take into consideration your debt service requirements or other nondiscretionary expenditures that you may have (if applicable, state the other significant nondiscretionary expenditures you have.)

With the intent of timely responding to your comment, we modified our disclosure in our third quarter 2009 Form 10-Q filed with the Commission on November 9, 2009 as follows (additional disclosure is underscored below) and will include the revised disclosures in future filings:

We use free cash flow as a measurement to determine the cash flow available to fund strategic capital allocation alternatives and nondiscretionary expenditures including debt service requirements. Free cash flow indicates cash available to fund additional capital expenditures, to reduce outstanding debt (including current maturities) or to invest in our growth strategies. This measurement is used for internal management purposes and should not be construed as a better measurement than net cash from operating activities as defined by generally accepted accounting principles.

Critical Accounting Policies

Depreciable Lives of Assets, page 39.

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November 20, 2009

4.	In view of the material impact on depreciation expense in the last two fiscal years related to the change in useful lives and associated salvage values, please expand your disclosure to discuss the significant factors considered in determining useful lives and salvage values. Provide us with a copy of your intended expanded disclosure.

The following additional disclosure (as underscored below) will be included in our Form 10-K for the fiscal year ended December 31, 2009. The disclosures related to the 2006 revisions to estimated useful lives and salvage values of certain classes of property and equipment will no longer be included as all periods presented in the Form 10-K for the fiscal year ended December 31, 2009 will be on a comparable basis.

We review the appropriateness of depreciable lives for each category of property and equipment. These studies utilize models which take into account actual usage, physical wear and tear, and replacement history to calculate remaining life of our asset base. For revenue equipment, we consider the optimal life cycle usage of each type of equipment, including the ability to utilize the equipment in different parts of the fleet or at different operating units in the organization. Capital, engine replacement, refurbishment and maintenance costs are considered in determining total cost of ownership and related useful lives for purposes of depreciation recognition. We also make assumptions regarding future conditions in determining potential salvage values. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss once the asset is disposed.

Item 8. Financial Statement and Supplementary Data

Note 1. Principles of Consolidation and Summary of Accounting Policies

Revenue Recognition, Page 47.

5.	We note that for shipments in transit you record revenue based on the percentage of service completed. Please tell us and disclose how you determine the percentage of service that has been completed.

The following additional disclosure will be included in our Form 10-K for the fiscal year ended December 31, 2009.

The percentage of service completed is determined by utilizing standard transit times for all shipments in transit at a particular period end and identifying the portion applicable to the current period.

Claims and Insurance Accruals, page 48.

6.	We note the reserves recorded are on a discounted basis. Please disclose the (i) discount rate used, (ii) the expected aggregate undiscounted amount, (iii) expected

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payments for each of the five succeeding years and the aggregate amount thereafter here and in the table for “Contractual Cash Obligations” on page 34, and (iv) a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position, accompanied by, as appropriate, explanation of material changes in the expected aggregate amount of the liability, other than those resulting from pay down of the liability. Refer by analogy to Question 1 of SAB Topic 5Y for guidance. Since the reserve consists of three separate types of claims, please consider separate disclosure for each type of claim for greater transparency to and understanding of the magnitude of each investor. Please provide us with a copy of your intended revised disclosure.

The following is our disclosure from our Form 10-K for the year ended December 31, 2008 with proposed edits underscored below to address your comments above. In addition to the changes below, in future filings we will include estimated cash payments for the next five years and thereafter in our table of “Contractual Cash Obligations,” with appropriate disclosure that the amounts so included are based on our estimate of the related cash commitments.

Claims and Insurance Accruals

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers’ compensation, cargo loss and damage, and property damage and liability that insurance does not cover. We base reserves for workers’ compensation and property damage and liability claims primarily upon actuarial analyses that independent actuaries prepare. These reserves are discounted to present value using a risk-free rate based on the year of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected payout of such claims and was 2.0% and 4.4% for claims incurred for the years ended and as of December 31, 2008 and 2007, respectively. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs and certain future administrative costs. The effect of future inflation for costs is considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results in the year of adjustment. As of December 31, 2008 and 2007, we had $495.7 million and $478.3 million, respectively, accrued for claims and insurance.

The following is additional disclosure we will include in our Form 10-K for the fiscal year ended December 31, 2009:

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November 20, 2009

Expected aggregate undiscounted amounts and material changes to these amounts as of December 31 are presented below:

(in millions)	Workers’ Compensation	Property Damage and Liability claims	Total
Undiscounted amounts at December 31, 2007	$427.4	$87.3	$514.7
New claims reported	134.8	47.2	182.0
Claim payments	(137.7)	(42.9)	(180.6)
Change in estimate on prior year claims	(9.0)	13.0	4.0

Undiscounted amount at December 31, 2008	$415.5	$104.6	$520.1

Discounted amount at December 31, 2008	$362.4	$98.8	$461.2

In addition to the amounts above, accruals for cargo claims and other insurance related amounts, none of which are discounted, totaled $34.5 million and $38.4 million at December 31, 2008 and 2007, respectively.

Estimated cash payments for the next five years and thereafter are as follows:

(in millions)	Workers’ compensation	Property Damage and Liability claims	Total
2009	$107.9	$38.0	$145.9
2010	72.5	28.8	101.3
2011	49.7	19.5	69.2
2012	35.7	11.8	47.5
2013	26.7	6.1	32.8
Thereafter	123.0	0.4	123.4

Total	$415.5	$104.6	$520.1

Note 2. Acquisitions, page 50.

7.	We note that you have accounted for your 65% ownership interest in Shanghai Jiayu Logistics Co., Ltd. (Jiayu) using the equity method of accounting because the minority shareholder has significant veto rights that prelude your ability to control Jiayu. Please summarize for us in your disclosure the nature of these veto rights.

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November 20, 2009

The following additional discussion will be included in our Form 10-K for the year ended December 31, 2009:

The minority shareholder is entitled to appoint two of the five board of directors and, many material actions require unanimous vote by this board including approval of customer contracts, transfer, sale, lease or other disposition of assets, approval of any capital expenditure, approval of material lease agreements and loan agreements and adoption or termination of any group employee benefit plan. The minority shareholder serves as the Jiayu Chief Executive Officer and in that role performs a variety of management functions including approval of short-term budgets. In addition, the two minority directors can veto decisions regarding the hiring or retention of the Jiayu Chief Executive Officer and his compensation. These conditions are considered substantive participating rights within the meaning of EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (now FASB ASC 810 10 25) and accordingly, preclude our ability to consolidate Jiayu in our consolidated financial statements for the year ended December 31, 2008.

Please note that we also gave consideration to the provisions of FIN 46 (FASB ASC 810 10) and the related consolidation rules and determined that the venture is not a variable interest entity. This conclusion was based on the facts that 1) 100% of the equity qualifies as ‘equity investment at risk’ as both the Company and the minority shareholder hold all of the voting rights and receive all of the profits and losses; 2) there are no subordinated interests, and 3) no amounts are financed for the Company by the minority shareholder or other related party.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 87.

8.	Although there is no requirement to disclose here the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), specific reference to only a portion of disclosure controls and procedures so defined as you have done implies management’s conclusion is limited solely to that portion to which referred. Please represent to us and disclose in future filings management’s conclusion in regard to the company’s overall disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). In view of the similar disclosure included in the Form 10-Q at each of March 31 and June 30, 2009, please provide us your representation at those respective dates as well.

With the intent of timely responding to your comment, we have included the full definition of disclosure controls and procedures as well as management’s conclusion in our third quarter 2009 Form 10-Q filed with the Commission on November 9, 2009 as outlined below.

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November 20, 2009

As required by the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), we maintain disclosure controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and financial officers, has evaluated our disclosure controls and procedures as of September 30, 2009 and has concluded that our disclosure controls and procedures were effective as of September 30, 2009.

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

With respect to our disclosure controls and procedures as of December 31, 2008, March 31, 2009 and June 30, 2009, management with the participation of our principal executive and financial officers has evaluated our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of those respective dates.

Form 10-Q: For the Quarter Ended March 31, 2009

Item 1. Financial Statements

Note 2. Principles of Consolidation, page 7.

9.	You state that there are no non-controlling (minority) interests in your consolidated subsidiaries. However, from Exhibits 21.1 to the Form 10-K for the Year ended December 31, 2008, we note that you have a 75% ownership in Meridian IQ Jin Jiang Logistics Co., Ltd., and that the remaining 25% is owned by a third party. Please advise.

Meridian IQ Jin Jiang Logistics Co., Ltd., a limited joint venture or “LJV”, was formed in September 2005 with YRC Logistics Asia Limited (“YRC Logistics”), a wholly owned subsidiary of the Company, and Shanghai Jin Jiang International Industrial Investment Co., Ltd., (“Jin Jiang”) as 75% and 25% partners, respectively. The LJV was capitalized by YRC Logistics on March 24, 2006 and May 4, 2007 with contributions on each date in the amount of $1.125 million totaling an investment of $2.25 million. Jin Jiang contributed $375,000 on each of March 24, 2006 and May 4, 2007. The purpose of this entity was solely to provide sales support to other of our business units or ventures in China thus, the entity only had expenses – no revenue or sales process existed. YRC Logistics was the majority partner and had other forms of control and fully consolidated

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the LJV in its consolidated financial statements. Since formation through December 31, 2008, no additional capital contributions were made by either party to the joint venture.

The cumulative expenses of the LJV exceeded the cumulative contributions during 2008; thus, there was no minority interest amount at December 31, 2008. The minority interest included in our consolidated balance sheet related to the LJV was approximately $195,000 for the year ended December 31, 2007. We deemed this amount immaterial for disclosure at each of the respective period ends included in our Form 10-K for the year ended December 31, 2008.

The LJV has been dormant since October 2009 and is expected to be dissolved in the first quarter of 2010 and no other non-controlling (minority) interests are a part of our consolidated balance sheet.

Form 10-Q: For the Quarter Ended June 30, 2009

Footnote 3: Liquidity, page 8.

10.	Please clarify for us (i) the relationship between the temporary cessation of pension contributions to the multiemployer union pension funds and the “Contribution Deferral Agreement.” (ii) your accounting of each, and (iii) the respective effects on your financial statements and cash flow for the periods affected by each.

There is no direct relationship between the temporary cessation of pension contributions to the multiemployer union pension funds and the deferral of pension contributions pursuant to the “Contribution Deferral Agreement” other than both affect our multiemployer union pension fund contributions. These two events occurred independently of each other whereas the temporary cessation of pension contributions is effective generally for the period July 2009 to December 31, 2010 and the Contribution Deferral Agreement, as of June 30, 2009, is related to contributions that were to be paid prior to June 15, 2009.

At June 30, 2009, the Contribution Deferral Agreement allowed the Company to defer certain of its pension contributions (due on or prior to June 15, 2009) to individual multiemployer pension plans. Payments of the deferred contributions were scheduled to begin January 2010 and would be payable in equal installments over a 36 month period. In addition to the deferral of contributions earned by our union employees, a majority of our employees that are represented by the International Brotherhood of Teamsters (the “Teamsters”) agreed to modify our collective bargaining agreement to temporarily, for a period of 18 months (July 2009 to December 31, 2010) terminate any contributions that would have otherwise been required to be made on behalf of most of our Teamster represented employees to their respective pension funds. During this 18 month period, these contributions are essentially being forfeited by our union employees and therefore will not be repaid as no benefits are accruing to the plans or the participants during this time. Thus, this event represents the elimination of costs to the Company (as opposed to

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a deferral of required cash payments) and the benefit is reflected in our statements of consolidated operations by the absence of expense in our “Salaries, wages and employees’ benefits” line item during the cessation period.

The contributions under the Contribution Deferral Agreement have been classified as debt on our balance sheet, both current and noncurrent. We are required to repay these obligations with any net cash proceeds received from the sale of first priority collateral that we pledged in exchange for the deferral of these obligations. For cash flow purposes, the initial accrual of these obligations has been reflected as a reconciling item between net income (loss) and net cash (used in) provided by operating activities (i.e., as a change in other operating liabilities). The subsequent reclassification of these obligations to debt has been disclosed as a noncash financing item as noted in our supplement cash flow information and any such payments on these obligations (due to related cash proceeds from asset sales) is reflected as cash used in financing activities as repayment of long-term debt.

Please note the following was previously included in our Form 10-Q for the six months ended June 30, 2009, as a part of our Cash Flow Measurements discussion in the Liquidity section of Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

“The 2009 period reflects the deferral of pension contributions of $133 million that, if paid would have increased the negative free cash flow for 2009 by the same amount.”

Revolver Reserve Amount, page 10.

11.	Please tell us where the revolver reserve amount of $94.7 million is reported in your financial statements.

The revolver reserve amount is not reported in our financial statements. This amount represents a ‘block’ (or limitation) on our available borrowing capacity under the revolving credit facility. In accordance with our credit agreement, upon the receipt of proceeds from certain asset sales, we are required to remit the proceeds to the lenders to pay down amounts borrowed under the revolver. Traditionally, the pay down would have resulted in the same amount being available for borrowing under the revolving facility. However, amendments to our credit agreement established the revolver reserve requirement and did not provide for reborrowing the amount under the revolver without the consent of 66  2/3 % of our lender group. Given this restriction, we exclude amounts under the revolver reserve when we discuss our available liquidity.

Note 6: Debt and Financing, page 15.

12.

In connection with the waivers and/or amendments to your credit agreement and receivables facility during 2009, please explain to us your consideration of Accounting Standards Codification (ASC) 470-10-45-1 and 11 in regard to

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classification as current or noncurrent of each borrowing outstanding at each of December 31, 2008 and March 31 and June 30, 2009 affected and the basis for your conclusion as to the classification presented.

With respect to the credit agreement, we were not in compliance with the maximum permitted leverage ratio as of December 31, 2008, and as such we received a waiver in January 2009 to bridge the timing between the covenant violations and the amended credit agreement. In February 2009, we completed the credit agreement amendment which removed the maximum permitted leverage ratio until March 2011. As the Company was in compliance with all terms of the credit agreement and, the waiver period was in essence extended to 2011, we classified the borrowings as noncurrent at December 31, 2008. In April 2009, we completed another amendment to our credit agreement in order to allow the Company to conduct certain transactions. There were no covenant violations at this time and we determined we were in compliance with the terms of the credit agreement. As a result, we continued to classify borrowings under our credit agreement as noncurrent at March 31, 2009. Finally, in July 2009, we completed another amendment to our credit agreement in order to modify the terms and covenants of the agreement. There were no covenant violations at June 30, 2009 and thus no change in the noncurrent classification of borrowings under our credit agreement.

With respect to classification in relation to amounts due under the receivables facility, these borrowings are always reflected as current maturities given the twelve month term of the underlying facility and, the terms of the facility allow the creditor to demand payment, prior to the stated repayment date. Amounts drawn under the receivable facility must not exceed the eligible receivable balances which secure the facility. Should the level of eligible receivables fall below the amounts currently drawn under the facility, the creditor may demand payment. Accordingly, we have reflected this liability as current in our historical financial statements.

13.	Also in connection with each of the amendments to your credit agreement and receivables facility entered into from April 18, 2008 through July 30, 2009, please explain to us your consideration of ASC 470-50-40 in regard to the accounting of each amendment as a modification or extinguishment of debt and the basis for the conclusion as to your treatment.

In relation to the term loan portion of the credit agreement, in accordance with EITF 96-19 (FASB ASC 470 50) we tested the discounted cash flow from each amendment to determine the substantial modification thresholds. With respect to the February 2009 amendment, the change in discounted cash flows was greater than the 10% threshold, at which point we determined the fair value of the debt, recognized a premium and wrote off related debt issuance costs (extinguishment accounting). Fees paid to the lenders for the February 2009 amendment were expensed and included in determining the amount of the debt extinguishment whereas costs incurred with third parties were capitalized to be amortized over the term of the new debt instrument. For all other amendments, the threshold was not met for a substantial modification of the debt and, therefore, the

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amendments were not accounted for in the same manner as a debt extinguishment. In those cases, fees paid to the lenders were capitalized as additional debt issuance costs to be amortized over the term of the debt as an adjustment to interest expense whereas costs incurred with third parties in connection with the debt amendments were expensed as incurred.

In relation to the revolver portion of the credit agreement and the receivables facility, under EITF 98-14 (FASB ASC 470 50) we considered any changes to the borrowing capacity under these facilities and how that might impact our capitalized debt issuance costs. None of the amendments modified our existing capacity and thus, no changes were made to our previously capitalized amounts. The Company capitalized any fees paid to lenders and any third-party costs incurred in connection with amendments to these facilities.

In both cases, we gave consideration to the guidance in relation to troubled debt restructuring and determined the amendments did not qualify for any associated accounting treatment.

Definitive Proxy Statement on Schedule 14A.

Compensation Discussion and Analysis, page 18.

Determining Executive Compensation; Survey Group, page 22.

14.	We note your disclosure that “(t)he same survey sources were used to benchmark base salaries, annual incentive and long-term incentive opportunities and total compensation.” Please advise us whether benchmarking is material to your compensation policies and decisions. If so, please revise your executive compensation disclosure in future filings to identify the companies in the surveys used if they were a material component of your executive compensation consideration.

Benchmarking is material to the Company’s compensation policies and decisions. The Survey Group, described on page 22 in “Survey Group” refers to a compilation of data from published compensation surveys by Watson Wyatt and Mercer which is used by our compensation committee’s consultant, Frederic W. Cook & Co. (the “Consultant”), to then provide guidance and advice to our compensation committee. The Watson Wyatt 2007/2008 Survey Report on Top Management included data from 2,309 companies in a variety of industries including transportation. The 2007 Mercer Benchmark Database—Executive Module included data from 2,486 companies in approximately 20 major industry classifications, including the transportation sector. The compensation committee does not directly review data from the Survey Group, but relies on the data analysis provided by the Consultant. The Consultant does not review data from specific companies within the Survey Group. Rather, for each reviewed position, the Consultant either averaged the surveys, or utilized one of the surveys, depending on how well the

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duties of the position surveyed matched with the duties of the Company position that the Consultant reviewed. We have considered the Staff’s comment and the disclosures required under Item 402(b)(2)(xiv) of Regulation S-K. Although the identification of the over 2,300 companies in each compensation survey may be possible, we believe that it would be of little benefit to our investors because of the large number and wide range of companies in the Survey Group. In addition, each company in the Survey Group may not have provided data for each position that the Consultant reviewed. In future filings, the Company will expand its description of the types of companies contained in the Survey Group by disclosing additional details that are available. For example, approximately 14% of the companies in the Watson Wyatt survey had more than 20,000 employees. 101 of the companies in the Mercer survey that provided revenue information had revenue between $5-10 billion and approximately 62% of the companies were publicly traded. The Company has over 40,000 employees, is publicly traded and its 2008 operating revenue was approximately $9 billion.

* * * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff’s comments. Please contact Phil J. Gaines, the Company’s Senior Vice President-Finance and Chief Accounting Officer, at (913) 344-3772 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the subject filings.

Very truly yours,

/s/ Phil J. Gaines
Phil J. Gaines
Senior Vice President-Finance & Chief Accounting Officer